UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
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                            Neose Technologies, Inc.
                    -----------------------------------------
                                 Name of Issuer


                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   640522 10 8
                                   -----------
                                  CUSIP Number


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).






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

                                  SCHEDULE 13G

CUSIP No.   640522 10 8
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1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lindsay A. Rosenwald, M.D.
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2)      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP   (a)  |_|      (b)   |_|
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3)      SEC USE ONLY
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4)      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                      5)     SOLE VOTING POWER
                             477,006 /1/
        NUMBER        ----------------------------------------------------------
        OF            6)     SHARED VOTING POWER
        SHARES               32,000 /2/
        BENEFICIALLY  ----------------------------------------------------------
        OWNED BY      7)     SOLE DISPOSITIVE POWER
        EACH                 477,006 /1/
        REPORTING     ----------------------------------------------------------
        PERSON        8)     SHARED DISPOSITIVE POWER
        WITH                 32,000 /2/
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9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        509,006 /1/
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10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                               [X]
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11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.3%
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12)     TYPE OF REPORTING PERSON
        IN

--------
        1 Includes non-qualified stock options in the amount of 3,333 shares and 1,423 shares granted to Dr. Rosenwald on 6/19/97 and 1/2/98 respectively, as well as non-qualified stock options in the amount of 3,333 shares garnted to Dr. Rosenwald on 6/11/98.

         2 Excludes (i) 75,624 shares of Common Stock owned by Dr. Rosenwald's wife and (ii) 30,250 shares of Common Stock held by Dr. Rosenwald's wife as custodian for Dr. Rosenwald's children, as to which Dr. Rosenwald disclaims beneficial ownership.



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

Item 1.

        (a)           Name of Issuer:

                      Neose Technologies, Inc. (the "Company")

        (b)           Address of Issuer's Principal Executive Offices:

                      102 Witmer Road
                      Horsham, PA 19044

Item 2.

        (a)           Name of Person Filing:

                      Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")

        (b)           Address of Principal Business Office or, if None,
                      Residence:

                      787 Seventh Avenue, 48th Floor
                      New York, N.Y.  10019

        (c)           Citizen:

                      Dr. Rosenwald is a citizen of the United States.

        (d)           Title of Class of Securities:

                      Common Stock, $0.01 par value ("shares").

        (e)           CUSIP#:

                      640522 10 8

Item 3.

                      Not applicable.

Item 4.               Ownership:

                      For information concerning the ownership of Common Stock of the Company by Dr. Rosenwald, see Items 5 through 9 and 11 of the cover page to this schedule 13G and footnotes thereto.



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

Item 5.               Ownership of Five Percent or Less of a Class:

                      Not applicable.

Item 6.               Ownership  of More than Five  Percent on Behalf of Another
                      Person:

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                      Not applicable.

Item 8.               Identification and Classification of Members of the Group:

                      Not applicable.

Item 9.               Notice of Dissolution of Group:

                      Not applicable.

Item 10.              Certification:

                      Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999
         New York, New York                    /s/ Lindsay A. Rosenwald, M.D.
                                              ----------------------------------
                                              Lindsay A. Rosenwald, M.D.



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